SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

Publicly-Held Company

PRESS RELEASE

Companhia de Bebidas das Américas – AmBev (“AmBev”), in compliance with the provisions of CVM Normative Rulings Nos. 358/2002 and 319/1999, hereby publicly informs that its Board of Directors approved the proposal to its shareholders, on the general shareholders extraordinary meeting summoned to April 28th, 2009, for the merger into AmBev of its wholly-owned subsidiary Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira), a company duly incorporated under the laws of Portugal (“Goldensand” and, collectively with AmBev, the “Companies”), upon the merger of the net worth of Goldensand, at book value, into AmBev (the “Merger”), as described below.

1. Purposes of the Transaction.

1.1. The Merger is part of the ongoing process of simplification of the corporate structure of which AmBev and its controlled companies are part and that already resulted in the merger of other companies into AmBev.

1.2. The Merger will result, among other advantages, in operational simplification and costs reduction to both Companies, carrying consequently, benefits to AmBev and to its shareholders, bearing in mind that the value of R$363,068,289.89 (three hundred and sixty three million, sixty eight thousand, two hundred and eighty nine Brazilian reais and eighty nine cents), which corresponds to the premium paid by AmBev on the acquisition of Goldensand, based on expectation of future gain, will be, following the merger, amortized by AmBev for tax purposes according to the terms of the applicable tax legislation and with no issuance of new shares.

1.3. AmBev will continue to dedicate itself to the production and commercialization of beer, concentrates, soft drinks and other drinks.

2. Acts that preceded the transaction.

2.1. On October 9th, 2008 the members of AmBev’s Board of Directors met and approved the Merger with no issuance of new shares. A new Meeting of the Board of Directors was held on February 26th, 2009 in order to summon the extraordinary general shareholders’ meeting necessary for the approval of the transaction.

2.2. On March 3rd, 2009, AmBev’s Audit Committee analyzed the terms and conditions of the Merger, as well as all documents related thereto, issuing its opinion in favor of the Merger.

3. Exchange ratio, number and type of shares to be attributed to Goldensand’s shareholders and rights of shares.

3.1. Since AmBev holds the sole share representing Goldensand’s capital stock, there will not be other shareholders, minority or not, on the merged company, other than AmBev itself.

3.2. Therefore, there will be no modification in the net worth of AmBev and, consequently, issuance of new shares (reason why the establishment of any exchange ratio will not be necessary), to the extend that the net worth of Goldensand is already reflected entirely on the net worth of AmBev due to the use of the equity accounting method.

3.3. In view of the above, Goldensand, at the end of the transaction, will be extinguished and its share duly cancelled, not being attributed any shares issued by AmBev in exchange of shareholders rights.

3.4. It is suggested that the valuation referred to in Article 264 of Law No. 6,404/76 (“LSA”) be dismissed, as it would solely represent a cost to be borne by AmBev, with no practical consequence, to the extent that (i) there are no shareholders, minority or not, on the merged company, other that AmBev itself; (ii) there will be no capital increase or reduction; (iii) there will be no establishment of any share exchange ratio which could be the object of comparison; and (iv) there will be no determination of any reimbursement value, for the reasons exposed above.

3.5. AmBev will request Comissão de Valores Mobiliários’ (“CVM”) agreement as concerning the understanding mentioned on item 3.4 above that there is no need for the preparation of the valuation referred to in Article 264 of LSA.

3.6. Since the Merger involves controlling and controlled companies, the provisions of paragraph 1 of article 226 of the LSA shall apply. Therefore, the sole share representing the capital stock of Goldensand held by AmBev will be cancelled.

4. Criterion for the appraisal of Goldensand’s equity and form of addressing the equity fluctuation.

4.1. AmBev’s managers appointed APSIS Consultoria Empresarial Ltda. (“APSIS”) as the specialized company to proceed with the appraisal of Goldensand’s net worth to be transferred to AmBev as a result of the transaction set forth in the Protocol and Justification, which has informed, in connection with its practice that (i) there is no actual or possible conflict or pooling of interests with the Companies’ controlling shareholder, with AmBev itself, in its quality of sole controlling shareholder, against AmBev’s respective minority shareholders, or, still, regarding the Merger itself; and (ii) the controlling shareholders or the management of both Companies have not directed, limited, put difficulties or performed any act that have or may have jeopardized the access, use or knowledge of information, assets, documents or work methods relevant for the quality of the conclusions in connection therewith.

4.2. Such appointment is conditioned to ratification by AmBev’s shareholders’ general meeting that examines the Protocol and Justification, according to the provisions of paragraph 1 of Article 227 of the LSA.

4.3. Goldensand’s net worth shall be merged taking into account the book value - the provisions of paragraph 3 of Article 226 of LSA not being applicable thereto - based on the elements of the audited balance sheet drawn up on the reference-date of December 31st, 2008 (the “Reference-Date”) and based on the appraisal report already drawn up by APSIS, which establishes that the referred to net worth, on the Reference-Date, amounts at least the negative amount of R$114,069,574.71 (one hundred and fourteen million, sixty nine thousand, five hundred and seventy four Brazilian reais and seventy one cents).

4.4. The equity variations verified from the Reference-Date until the date in which the Merger is effected will be allocated to AmBev.

5. AmBev’s capital stock and composition of the capital stock and shares following the Merger.

5.1. The composition of AmBev’s capital stock will remain unchanged and there will not be issuance of new shares.

6. Reimbursement of Goldensand’s dissenting shareholders.

6.1. Since there are no shareholders on the merged company other than AmBev itself, there is no reason to discuss reimbursement of dissenting shareholders.

7. Costs.

7.1. It is estimated that the costs related to the Merger transaction for AmBev will be around R$500,000.00, including the expenses with publications, auditors, appraisers, lawyers and other technical professionals hired for counseling in the transaction.

8. Other information on the transaction.

8.1. Upon completion of the Merger, Goldensand will be extinguished and succeeded by AmBev in all of its assets, rights and obligations.

8.2. AmBev’s listed company registration with the CVM will be maintained.

8.3. AmBev’s management shall carry out all necessary actions for the implementation of the Merger, including the cancellation of all registrations of Goldensand in Portugal and, it being the case, before the Brazilian federal, state and local competent authorities, as well as for the maintenance of Goldensand’s accounting books during the legal term. Costs and expenses resulting from the implementation of the Merger shall be borne by AmBev.

9. Availability of documents.

9.1. Finally, we inform that: (i) the Protocol and Justification of Merger and its exhibits, including the Project of Merger to be presented to the Portuguese authorities; (ii) the audited financial statements which were the basis for the calculation of the net worth of Goldensand on the Reference-Date, as well as the other documents referred to in Article 3 of the CVM’s Normative Rulling No. 319/99, dated December 3rd, 1999, will be available, as from this date, at AmBev’s headquarters located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), suites 41 and 42, Itaim Bibi, in the City and State of São Paulo, on the Internet – www.ambev-ir.com, and on the websites of CVM (www.cvm.gov.br) and BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange) (www.bovespa.com.br) through the periodic information system (IPE).

São Paulo, March 23rd, 2009.

Companhia de Bebidas das Américas – AMBEV
Nelson José Jamel
Investors Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations